Mail Stop 4561

July 10, 2009

Douglas G. Bergeron
Chief Executive Officer
Verifone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re:** **Verifone Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 14, 2009**
> **Form 10-K/A for the Fiscal Year Ended October 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
> **Filed June 5, 2009**
> **File No. 001-32465**

Dear Mr. Bergeron:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 1. Business

Company History, page 1

1.   In future filings in which you are required to disclose the general development of
        your business pursuant to Item 101(a) of Regulation S-K, please provide a brief
        description of the business operations of Lipman Electronic Engineering Ltd.
        prior to your acquisition of that company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37

2.   We note from your discussion regarding your executive compensation practices
        on page 15 of Amendment No. 1 to your annual report on Form 10-K that you use
        net income, as adjusted, per share and EBITDA, as adjusted, as key indicators for
        your company's performance. Please tell us whether you considered discussing in
        management's discussion and analysis your company's performance as it relates
        to these indicators. See Section III.B.1 of SEC Release No. 33-8350 at
        http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Estimates

Goodwill, page 55

3.   We note you recorded a goodwill impairment charge of $262.5 million in the
        fourth quarter of fiscal 2008. You subsequently recorded an additional
        impairment charge of $175.5 million during the first six months of fiscal 2009.
        Please tell us what consideration you gave to disclosing the significant
        assumptions you used in performing your impairment tests as well as quantitative
        and qualitative disclosure of the sensitivity of your goodwill valuation to changes
        in your methodologies or assumptions. See Section V of SEC Release 33-8350.
        Similar concerns apply to the impairment charge of $26.6 million you recorded in
        your fourth fiscal quarter for developed and core technology intangibles.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 62

3.   Your disclosures related to Equity Price Risk indicate that you have outstanding
        debt and various other financial instruments that are related to such debt. Please
        tell us which of the disclosure alternatives under Item 305 of Regulation S-K you
        selected with respect to these financial instruments and how your current
        disclosure meets the requirements of that alternative.

Item 8. Financial Statements and Supplemental Data

Note 6. Financing

1.375% Senior Convertible Notes, page 90

4.   We note your disclosure that you delivered a notice of termination for your note hedge transactions with Lehman Derivatives and that you requested reimbursement for the loss incurred in terminating and closing-out the transaction. Please explain to us how you accounted for the termination and request for reimbursement. Refer to authoritative accounting literature as appropriate.

Note 15. Quarterly Financial Information (Unaudited) (Revised), page 109

5.   We note your disclosure that you had a clerical error in the determination of the effect of foreign currency exchange rates on cash and cash equivalents for the six months ended April 30, 2008 and the nine months ended July 31, 2008 and that the Company has not amended its quarterly reports on Form 10-Q for the quarterly periods affected by the revisions. Please tell us how you considered whether these revisions represented the correction of an error in previously issued financial statements pursuant to paragraph 25 of SFAS 154 and tell us how you concluded that amendment of your quarterly reports was not required. As part of your response, please tell us how you considered filing an Item 4.02 Form 8-K.

Form 10-K/A for the Fiscal Year Ended October 31, 2008

Item 11. Executive Compensation

Summary Compensation Table, page 21

4.   Please tell us how you determined the amounts disclosed as fiscal year 2008 compensation for Mr. Waller in each of the Bonus and Non-Equity Incentive Compensation columns of the summary compensation table. We note in this regard that based on your compensation discussion and analysis it appears that you have included in the Bonus column certain amounts paid to Mr. Waller as quarterly and annual performance-based cash bonus awards. Only amounts paid over and above the amounts earned by meeting the relevant performance measures should be reported in the Bonus column. Please explain to us why you believe you have provided appropriate disclosure in the summary compensation table of the quarterly and annual performance-based incentive cash bonuses awarded to this named executive officer for fiscal 2008. Alternatively, confirm that you will revise your disclosure as appropriate in future filings. See Question

119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Grants of Plan-Based Awards, page 23

5.   The Grants of Plan-Based Awards table does not appear to reflect your performance-based cash bonus plan(s) for fiscal 2008. Please advise.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 32

6.   We note the following statement: "We occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock, or an immediate family member of these persons have a direct or indirect material interest." However, it is unclear from this and the ensuing disclosure whether or not there were any such transactions that occurred during fiscal 2008 or were proposed at the time of filing, such that they are required to be disclosed under Item 404(a) of Regulation S-K. Please confirm, if accurate, that there were no transactions with related parties during the relevant period required to be disclosed in your Form 10-K pursuant to Item 404(a), and clarify future disclosure in this regard as appropriate. Alternatively, revise your filing as necessary to provide all of the information called for by Item 404(a) with respect to any such related-person transactions.

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 44

7.   Your Form 10-Q states that you believe that, "due to the controls and procedures which have been implemented as of April 30, 2009, and with the additional personnel hired," you have remediated two of the three material weaknesses in your internal control over financial reporting that were identified in your Form 10-K for the fiscal year ended October 31, 2008.   In your response letter and in future filing as applicable, please identify clearly the steps that you have taken to remediate each material weakness. In this regard, we note that you have listed

several changes in internal control over financial reporting that occurred during the three months ended April 30, 2009, but it is unclear from this disclosure which steps were taken to address which material weakness(es).

8.   In addition, please tell us in your response letter, and disclose in future filings as applicable, the steps you are taking, or intend to take in the future, to address the remaining identified material weakness relating to the design and operating effectiveness of controls related to income taxes. In this regard, we note that your Form 10-K for the fiscal year ended October 31, 2008, and your Form 10-Q for the quarterly period ended January 1, 2009, include disclosure to this effect under the heading "Management's Remediation Initiatives." Please also provide us with an estimated timetable for on-going and planned remediation and any associated material costs, and provide conforming disclosure in future filings where you refer to remediation of material weaknesses.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Chris Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Katherine Wray, Staff Attorney at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief